Exhibit 99.1

February 22, 2018

Alberta Securities Commission	Pembina Pipeline Corporation
British Columbia Securities Commission	4000, 585 8th Avenue S.W. Calgary, AB T2P 1G1
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
The Office of the Superintendent Securities,
Consumer, Corporate and Insurance Services Division,
Office of the Attorney General, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Financial and Consumer Services Commission, New Brunswick

Re: Credit Supporter Financial Information

The following table sets forth the unaudited selected financial information for Pembina Pipeline Corporation ("Pembina") for the periods identified below, presented with a separate column for: (i) Pembina; (ii) the Guarantors, on a combined basis; (iii) other subsidiaries; (iv) consolidating adjustments; and (v) the total consolidated amounts. This selected financial information should be read in conjunction with Pembina's audited consolidated financial statements for the years ended December 31, 2017 and 2016, each of which are incorporated by reference herein.

Unaudited Selected Financial Information as at and for the years ended December 31, 2017 and December 31, 2016

(millions of dollars)

	Pembina		Guarantors		Other Subsidiaries		Consolidating Adjustments (1)		Total Consolidated Amounts
	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016

Statement of Comprehensive Income
Revenue	8	7	5,476	4,367	37	13	(113)	(122)	5,408	4,265
Net earnings (loss)	893	965	1,028	1,122	124	5	(1,154)	(1,626)	891	466
Statement of Financial Position
Current assets	19	30	717	648	292	6	(6)	(8)	1,022	676
Non-current assets	15,651	11,178	12,627	11,788	7,123	184	(10,857)	(8,809)	24,544	14,341
Current liabilities	478	230	510	547	62	7	92	(6)	1,142	778
Non-current liabilities	9,002	4,804	1,212	1,130	252	6	109	3	10,575	5,943

Notes:	(1)	This column includes the necessary amounts to eliminate the intercompany balances between Pembina, the Guarantors and other subsidiaries to arrive at the information for Pembina on a consolidated basis.